Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
facsimile
(212) 818-8881                                              (212) 818-8696
                                                            email address
                                                       srosenberg@graubard.com

                                            August 2, 2005


VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re: Coconut Palm Acquisition Corp.
                      Registration Statement on Form S-1
                      Filed:  5/20/05
                      File No.:  333-125105
                      -----------------------------------
Dear Mr. Reynolds:

         On behalf of Coconut Palm Acquisition Corp. ("Company"), we respond as follows to the Staff's comment letters dated July 26, 2005 and July 28, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Jay Ingram. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 where in such amendment our responses to the Staff's comments are reflected.

Mr. John Reynolds
August 2, 2005
Page 2




GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2. GIVEN THAT YOU SEEK TO RAISE AN AMOUNT THAT WILL PROVIDE YOU WITH CASH OFFERS SUFFICIENT TO ACQUIRE AN OPERATING BUSINESS WITH A FAIR MARKET VALUE EQUAL TO AT LEAST 80% OF YOUR NET ASSETS, WE DO NOT UNDERSTAND YOUR REFERENCE TO THE "MARKET CONDITIONS" THAT NEED TO BE CONSIDERED IN VALUING THE OFFERING.

     The reference to "market conditions" was not in relation to effecting a business combination. Instead, the reference is related to the underwriters' ability to solicit investors for the offering. The underwriters determined that they would be able to solicit investors for an offering of this size given current overall market conditions.

2. WE DISAGREE WITH YOUR RESPONSE TO OUR PRIOR COMMENT 3 AND WE REISSUE THE COMMENT. PLEASE PROVIDE DISCLOSURE WITH RESPECT TO THE CONVERSION RIGHTS TO DISCUSS THE RELATIVE BENEFITS AND FINANCIAL ADVANTAGES TO UTILIZATION OF SUCH FEATURE BETWEEN THE EXISTING STOCKHOLDERS AND THE PUBLIC STOCKHOLDERS. THIS DISCLOSURE SHOULD INCLUDE, IN PART, AN ANALYSIS AND COMPARISON OF THE FINANCIAL CONSEQUENCES OF THE EXERCISE OF THE CONVERSION RIGHT WHEN EXERCISED BY AN EXISTING STOCKHOLDER AS COMPARED TO A PUBLIC STOCKHOLDER. IN THIS CONTEXT, WE NOTE THAT: (I) THE EXISTING STOCKHOLDERS ARE ALLOWED TO MAKE PURCHASES OF SHARES IN BOTH THE OFFERING AND IN THE OPEN MARKET SUBSEQUENT TO THE OFFERING; (II) THERE APPEARS TO BE A DISINCENTIVE FOR PUBLIC STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS DUE TO THE FACT THAT THE AMOUNT AVAILABLE TO SUCH STOCKHOLDERS (APPROXIMATELY $5.46 PER SHARE) IS VIRTUALLY CERTAIN TO BE LESS THAN THE PURCHASE PRICE PAID FOR THE UNIT IN THE OFFERING ($6.00); AND (III) THERE DOES NOT APPEAR TO BE A CORRESPONDING DISINCENTIVE FOR EXISTING STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS SINCE THEIR EXISTING SHARES HAVE AN EFFECTIVE PURCHASE PRICE OF $0.0011 PER SHARE AND THUS EVEN AFTER PAYING THE OFFERING PRICE AND/OR MARKET PRICE FOR THE OTHER SHARES ACQUIRED AFTER THE DATE OF THE PROSPECTUS, THE EFFECTIVE COST TO THE EXISTING STOCKHOLDERS OF THEIR SHARES WILL BE LESS THAN THE CONVERSION PRICE OF APPROXIMATELY $5.50 PER SHARE. SIMILAR DISCLOSURE SHOULD BE PROVIDED, AS APPLICABLE, WITH RESPECT TO THE SHARES HELD BY THE UNDERWRITERS.

     The Staff's comment is duly noted. However, the Company has determined that the existing stockholder (as well as the Company's officers and directors to the extent that they receive shares upon distribution from the existing stockholder, or purchase any shares in the offering or aftermarket) will not have conversion rights with respect to any shares of common stock owned by such entity or individuals, either directly or indirectly. We have revised the prospectus, where appropriate, to reflect the foregoing. The Company's existing stockholder, officers and directors have entered into a letter agreement with the Company, which is filed as Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form S-1, waiving its and the individuals' rights to exercise conversion rights with respect to any of the Company's common stock owned by it or the individuals, either directly or indirectly. Because the existing stockholder and its affiliates will no longer have conversion rights, there are no "relative benefits and financial advantages" of conversion to describe.

Mr. John Reynolds
August 2, 2005
Page 3

PROSPECTUS SUMMARY, PAGE 1

3. IN THE INTRODUCTORY PARAGRAPH, CLARIFY STATEMENT REGARDING THE DEFINITION OF "PUBLIC STOCKHOLDERS" TO DISCLOSE THAT THE TERM "PUBLIC STOCKHOLDER" AS USED IN THIS PROSPECTUS REFERS TO THOSE PERSONS THAT PURCHASE THE SECURITIES OFFERED BY THE PROSPECTUS AND ANY OF OUR EXISTING STOCKHOLDERS THAT PURCHASE THESE SECURITIES EITHER IN THIS OFFERING OR AFTERWARDS PROVIDED THAT OUR EXISTING STOCKHOLDERS' STATUS AS "PUBLIC STOCKHOLDERS" SHALL ONLY EXIST WITH RESPECT TO THOSE SECURITIES SO PURCHASED. IN ADDITION, THE REFERENCE TO MATERIAL BEING "INCORPORATED BY REFERENCE" MENTIONED SHOULD BE DELETED. THERE IS NO PROVISION FOR INCORPORATION OF DISCLOSURE BY REFERENCE INTO A PROSPECTUS FILED IN CONNECTION WITH A REGISTRATION STATEMENT ON FORM S-1.

     We have revised the definition of the term "public stockholders" on page 1 of the "Prospectus Summary" to indicate that such term refers to holders of the shares of common stock which are being sold as part of the units in this offering, including our existing stockholder, officers and directors to the extent that they purchase such shares (but our existing stockholder's, officers' and directors' status as "public stockholders" shall exist only with respect to such shares so purchased). Additionally, we will remove the reference to material being "incorporated by reference."


4. CLARIFY THAT THE "CURRENT REPORT ON FORM 8-K..."WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND WHETHER IT WILL BE DISTRIBUTED TO UNIT HOLDERS.

         We have revised the "Prospectus Summary" on page 2, the section entitled "Proposed Business - Comparison to blank check companies" on page 28 and "Description of Securities" on page 36 of the prospectus to clarify that the Current Report on Form 8-K will be available on the website of the Securities and Exchange Commission after filing and that the Company will not distribute copies of the Current Report on Form 8-K to individual unit holders.

RISK FACTORS, PAGE 7.

5. IN THE THIRD RISK FACTOR, EXPLAIN YOUR USE OF THE TERM "NO-SHOP PROVISION" AND HOW YOU MIGHT EMPLOY SUCH A PROVISION IN CONSUMMATING A POTENTIAL ACQUISITION. WE MAY HAVE FURTHER COMMENT.

     A "no-shop provision" is designed to prevent target businesses from "shopping" around for transactions with other companies on terms more favorable to such target businesses. The Company could include such provision in a letter of intent and pay for the right to receive exclusivity from a target business. We have revised the risk factor on page 7 to indicate the foregoing.

Mr. John Reynolds
August 2, 2005
Page 4

USE OF PROCEEDS, PAGE 15

6. CLARIFY HERE THE NATURE OF THE AFFILIATION BETWEEN ROYAL PALM CAPITAL MANAGEMENT LLLP AND THE OFFICERS OF THE COMPANY.

     We have revised the "Use of Proceeds" section on page 15 of the prospectus to clarify the nature of the affiliation between Royal Palm Capital Management LLLP and the officers of the Company.

7. THE ARRANGEMENT WITH ROYAL PALM FILED AS EXHIBIT 10.12 IS NOT SIGNED OR DATED. PLEASE FILE AN EXECUTED COPY AS AN EXHIBIT.

     Exhibit 10.12 (Administrative Services Agreement) will not be executed until the effective date of this offering. However, the agreement has been filed in the format in which it will be executed with the exception of the date of effectiveness.

PROPOSED BUSINESS, PAGE 21

INTRODUCTION, PAGE 21

8. WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 1.2 AND WE REISSUE THE COMMENT. EXPAND THE DISCLOSURE REGARDING THE "SIMILAR STRATEGIES" EMPLOYED BY MANAGEMENT WITH RESPECT TO DEVCON INTERNATIONAL CORP. AND SUNAIR ELECTRONICS. ADD DISCLOSURE ADDRESSING THE STRATEGIES THAT COCONUT PALM ACQUISITION CORP INTENDS TO EMPLOY SO AS TO CLARIFY THE COMPARISONS TO DEVCON AND SUNAIR. IT IS NOT CLEAR WHETHER CPCI I AND CPCI II WERE BLANK CHECK COMPANIES, WHETHER THEY WERE REGISTERED AND EFFECTIVE WITH THE SEC, WHETHER AND HOW MANY PUBLIC INVESTORS THERE WERE, HOW THEY FARED AND WHETHER THEY WERE FIRM COMMITMENT OFFERINGS. WE MAY HAVE FURTHER COMMENT.

     Upon reflection, we agree with your comment that the current disclosure of management's affiliation with CPCI I and CPCI II, as well as Devcon and Sunair, is confusing. Neither CPCI I, CPCI II, Devcon nor Sunair is a blank check company and, consequently, "similar strategies" is an inaccurate statement. Accordingly, we revised the disclosure to indicate that such investments were simply prior transactional experiences of management rather than "similar" transactions as previously indicated. Furthermore, since the reference regarding the investments by CPCI I and CPCI II into Devcon and Sunair relates to management's prior business experience, we have moved the disclosure to the "Management" section on page 32 of the prospectus.

Mr. John Reynolds
August 2, 2005
Page 5



SELECTION OF A TARGET BUSINESS AND STRUCTURING OF A BUSINESS  COMBINATION,  PAGE
23

9. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 11. GIVEN WHAT APPEARS TO BE SUBSTANTIAL ACQUISITION EXPERIENCE ON THE PART OF MANAGEMENT, EXPLAIN THE FACTORS AND CRITERIA THAT THESE INDIVIDUALS TYPICALLY EMPLOY WHEN CONTEMPLATING ACQUISITIONS.

     We currently disclose under the section entitled "Proposed Business - Selection of a target business and structuring of a business combination" on page 23 of the prospectus the general criteria that management will employ when contemplating acquisitions. These factors, among others, include: growth potential; experience and skill of management and availability of additional personnel; capital requirements; competitive position; barriers to entry; stage of development of the products, processes or services; degree of current or potential market acceptance of the products; processes or services; proprietary features and degree of intellectual property of the other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business combination. We have revised this section to include the following additional factors: market size; relative multiples of similar publicly traded companies; and effect of technological developments within the industry. The Company believes that this list represents the factors management would typically employ when contemplating acquisitions, and accordingly, those that management will look to in evaluating a prospective target business for the Company.

CERTAIN TRANSACTIONS, PAGE 35

10.  PLEASE DISCLOSE YOUR RESPONSE TO OUR PRIOR COMMENT 21 IN THE PROSPECTUS.

     We have revised the "Certain Transactions" section on page 35 of the prospectus to indicate that the Board of Directors does not contemplate or plan to authorize a stock dividend and that the Board of Directors would only authorize a stock dividend if the representatives of the underwriters determined that the size of the offering should be increased. In such event, a stock dividend would be effectuated in order to maintain the Company's existing stockholder's ownership at 20%.

11.  INDICATE THE RATE OF INTEREST ON THE $75,000 ADVANCE BY ROYAL PALM.

     We currently indicate on page 35 in the "Certain Transactions" section of the prospectus that the loan of $75,000 by Royal Palm Capital Management, LLLP is payable without interest on the earlier of June 1, 2006 or the consummation of this offering. Accordingly, we have not made any revision to the prospectus.

Mr. John Reynolds
August 2, 2005
Page 6



FINANCIAL STATEMENTS

1. PLEASE EXPAND THE DISCUSSION OF THE UNDERWRITER'S PURCHASE OPTION IN NOTE F TO CLARIFY THE EXPECTED TIMING OF THE ISSUANCE OF THE PURCHASE OPTION, INCLUDING WHETHER THE OPTION WILL BE ISSUED ONLY AFTER THE REGISTRATION
     STATEMENT IS EFFECTIVE. DISCLOSE HOW YOU INTEND TO ACCOUNT FOR THE UNDERWRITER'S PURCHASE OPTION AND INCLUDE THE ESTIMATED FAIR VALUE OF THE UPO AND THE MAJOR ASSUMPTIONS USED TO VALUE IT. IN REGARDS TO THESE ASSUMPTIONS, WE BELIEVE THAT A VOLATILITY ASSUMPTION SHOULD BE USED THAT IS IN ACCORDANCE WITH THE PRINCIPLE OUTLINED IN PARAGRAPH 23 OF FAS 123R, AND THAT THE USE OF A MINIMUM VALUE METHOD WOULD NOT BE APPROPRIATE. AS APPLICABLE, PLEASE EXPAND MD&A TO DISCUSS THE TRANSACTION AND THE LIKELY FUTURE EFFECT ON YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We have revised Note F to indicate when the option will be issued and to indicate that the Company intends to account for the fair value of the option ("UPO"), inclusive of the receipt of the $100 cash payment, as an expense of the initial public offering resulting in a charge directly to stockholders' equity. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds at the time of the sale of the UPO. We have revised "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 19 of the prospectus to indicate that the Company has agreed to issue to the representatives of the underwriters ("Representatives"), for $100, the UPO to purchase 1,000,000 units. The Company estimates that the value of this UPO is approximately $770,000 using a Black-Scholes option-pricing model. The fair value of the option granted to the Representatives is estimated as of May 12, 2005 using the following assumptions: (1) expected volatility of 15.9%, (2) risk-free interest rates of 3.87% and (3) expected life of five years. The volatility calculation of 15.9% is based on the 180-day volatility of the Russell 2000 Index. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the 180-day volatility of the Russell 2000 Index because its management believes that the volatility of this index is a reasonable benchmark to use in estimating the expected volatility for the Company's common stock. Utilizing a higher volatility would have had the effect of increasing the implied value of the option. We have revised Note F and "Management's Discussion and Analysis of Financial Condition and Results of Operations" to indicate the foregoing.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                              Very truly yours,


                                                         /s/ Sherie B. Rosenberg
                                                         -----------------------
                                                         Sherie B. Rosenberg

cc:  Richard C. Rochon
     Robert C. Farenhem
     Mario B. Ferrari
     Mike Powell
     Steven Levine
     Kenneth Schlesinger, Esq.